Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK

DIVIDENDS AND RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to combined fixed charges and preferred share dividends and our ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,
	2010	2009(A)	2008(B)	2007(C)	2006
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.42	0.04	(8.32)	0.84	1.31
Ratio of Earnings to Fixed Charges	4.61	0.04	(8.68)	0.86	1.34

(A)	The 2009 deficiencies in each ratio are $223.1 million and $209.6 million, respectively. The 2009 results included impairment charges. Excluding such charges, the ratios would have exceeded 1 to 1.
(B)	The 2008 deficiencies in each ratio are $2.99 billion and $2.98 billion, respectively. The 2008 results included impairment charges. Excluding such charges, the ratios would have approximately equaled 1 to 1.
(C)	The 2007 deficiencies in each ratio are $77.7 million and $65.1 million, respectively. The 2007 results included impairment charges. Excluding such charges, the ratios would have exceeded 1 to 1.

For purposes of calculating the above ratios, (i) earnings represent “income (loss) from continuing operations,” excluding equity in earnings of unconsolidated subsidiaries, from our consolidated statements of operations, as adjusted for fixed charges and distributions from unconsolidated subsidiaries, and (ii) fixed charges represent “interest expense” from our consolidated statements of operations. The ratios are based solely on historical financial information.